25002233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 21 2025

Washington, DC

SEC FILE NUMBER
8-68541

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Star Mountain Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Grand Central Tower, 140 East 45th Street - 37th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristina Bach	914 907 4271	kristina@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alp[erin, Nebbia & Associates, CPA, PA
(Name – if individual, state last, first, and middle name)

375 Passaic Avenue	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3397
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Polis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Star Mountain Advisors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTINA CHIAINO
Notary Public - State of New York
NO. 01CH6203317
Qualified in Kings County
My Commission Expires 4.6.25

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Member of Star Mountain Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Star Mountain Advisors, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Star Mountain Advisors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Star Mountain Advisors, LLC's management. Our responsibility is to express an opinion on Star Mountain Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Star Mountain Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Star Mountain Advisors, LLC's financial statements. The supplemental information is the responsibility of Star Mountain Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Reconciliations Under Rule 17a-5(d)(2) of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2025

Star Mountain Advisors, LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	196,787
Fees receivable		54,407
Prepaid expenses		15,727
Total assets	**$**	**266,921**
Liabilities and Member's Equity		
Liabilities		
Accrued compensation	$	54,407
Other accrued expenses	$	16,499
Due to Affiliate		21,135
Total liabilities		92,041
Commitments and contingencies		-
Member's equity		174,880
Total liabilities and member's equity	**$**	**266,921**

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Operations
Year Ended December 31, 2024

Revenues		
Fees	$	174,438
Interest		194
Total		174,632
Expenses		
Professional fees		91,209
Compensation and benefits		32,438
Regulatory fees		19,526
Occupancy		8,136
Other		9,875
Total		161,184
Net income	$	13,448

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024

Member's equity, January 1, 2024	$	161,432
Net income		13,448
Contributions		-
Distributions		-
Member's equity, December 31, 2024	**$**	**174,880**

The accompanying notes are an integral part of these financial statements.

Star Mountain Advisors, LLC
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities		
Net income	$	13,448
Adjustments to reconcile net profit to net cash provided by operating activities		
Increase (decrease) in cash attributable to changes		
in operating assets and liabilities		
Increase in due to affiliate		21,135
Increase in accrued compensation		14,438
Increase in other accrued expenses		3,698
Increase in prepaid expenses		(7,353)
Increase in fees receivable		(14,438)
Net cash provided by operating activities		30,928
Cash flows from financing activities		
Member's contributions		-
Member's distributions		-
Net cash used by financing activities		-
Net increase in cash		30,928
Cash and cash equivalents - beginning		165,859
Cash and cash equivalents - ending	$	196,787

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization

Nature of Business

Star Mountain Advisors, LLC (the "Company"), is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is wholly-owned by Star Mountain Capital, LLC ("Parent"), a Delaware limited liability company.

The Company's business activities include fundraising and deal sourcing for unrelated as well as related entities through the private placement of securities.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase are treated as cash on the Statement of Cash Flows. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage. The Company's deposits in a financial institution at year end did not exceed the insured amount of $250,000 provided by the U.S. Federal Deposit Insurance Corporation (FDIC).

Allowance for Doubtful Accounts

Periodically, the Company evaluates accounts receivable and, if applicable, provides for an allowance for doubtful accounts equal to amounts estimated to be uncollectible. The Company's estimate is based on a review of the current status of the individual accounts receivable. The Company had no allowance for doubtful accounts at December 31, 2024.

Revenue Recognition

Private placement fees are recognized either (a) when an initial subscription is remitted by the investor to the issuer in exchange for the offered interests or (b), in the case of trailing or recurring fees, when the conditions set forth in the agreement between the Company and the issuer such as the elapse of time or meeting of certain financial paradigms are attained. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Income Taxes
The Company is not subject to federal or state income taxes. All taxable income (loss) and tax credits are reported on the tax returns of its Parent.

Note 3 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which derives revenues from fees by participating in private placements and providing private consulting services on mergers, acquisitions, divestitures and financing. The accounting policies of fees are the same as those described in the summary of significant policies. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income as well as excess net capital (see Note 5), which is not a measure of profit and loss, to make decisions while maintaining capital adequacy, to evaluate income generated and in deciding whether to reinvest profits into the Company or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 4 – Related Party Transactions

The Company and an affiliate have entered into an administrative services agreement in a manner consistent with SEC rules 15c3-17a-3, 17a-4 and 17a-5 and other relevant SEC and FINRA regulations and interpretations, whereas the affiliate agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company

agrees to reimburse the affiliate for such expenses. The amount of expenses covered by the administrative service agreement for the year ended December 31, 2024 was $39,839.

The Company also participated in private offerings for the affiliate for which it earned fees of $14,478, which represented a percentage of funds raised during the year ended December 31, 2024. Said fees were due from affiliate at December 31, 2024.

Note 5 – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $159,153, which was $154,153 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital ratio was 57.83%.

Note 6 – Subsequent Events

Subsequent events were evaluated through February 25, 2025 which is the date the financial statements were available to be issued.

Star Mountain Advisors, LLC **Schedule 1**
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net capital:			
Total member's equity		$	174,880
Deduct nonallowable assets:			
Prepaid expenses	15,727		
			15,727
Net capital before haircuts on securities (tentative net capital)			159,153
Haircuts on securities			-
Net capital		$	159,153
Aggregate indebtedness:			
Accrued compensation		$	54,407
Other accrued expenses			16,499
Due to Affiliate			21,135
Total aggregate indebtedness		$	92,041
Computation of basic net capital requirement:			
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)		$	6,136
Excess net capital at 1500 percent		$	153,017
Excess net capital at 1000 percent		$	149,949
Percentage of aggregate indebtedness to net capital			57.83%

Star Mountain Advisors, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2024

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Star Mountain Advisors, LLC **Schedule III**

Reconciliations

Under Rule 17a-5(d)(2) of the Securities and Exchange Commission

December 31, 2024

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	159,153
	Net Capital, per schedule I	**$**	**159,153**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	92,041
	Aggregate indebtedness, per schedule I	**$**	**92,041**

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

Report of Independent Registered Public Accounting Firm

To the Member of
Star Mountain Advisors, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which Star Mountain Advisors, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Star Mountain Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and Star Mountain Advisors, LLC stated that Star Mountain Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Star Mountain Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Star Mountain Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2025

Rule 15c3-3 Exemption Report
December 31, 2024

Star Mountain Advisors, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended December 31, 2024, (1) claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(i) without exception.

Name: John Polis
Title: CEO/CCO
Date: February 25, 2025